UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

American Rebel Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02919L307

(CUSIP Number)

Keith A. Rosenbaum

ONSIDE ADVISORY LLC

9272 Jeronimo Road, #114

Irvine, California 92618

949-215-0070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

23 August 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02919L307

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Kingdom Building Inc. 26-1631644
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) — (b) —
3	SEC Use Only:
4	Source of Funds (See Instruction): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6	Citizenship or Place of Organization: California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,932,983
	8	Shared Voting Power: —
	9	Sole Dispositive Power: 1,932,983
	10	Shared Dispositive Power —

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,932,983
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) —
13	Percent of Class Represented by Amount in Row (11): 22.7%[1]
14	Type of Reporting Person (See Instructions): CO

1 Based on 8,506,426 shares of Common Stock outstanding as of 27 August 2024, as reported by the Issuer and confirmed by the Issuer’s transfer agent.

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SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of American Rebel Holdings Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5115 Maryland Way, Suite 303, Brentwood, Tennessee, 37027. Its telephone number is (833) 267-3235.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of KINGDOM BUILDING INC., a California corporation (the “Reporting Person”).

(b) The principal business address for the Reporting Person is 572 Hidden Ridge Court, Encinitas, California, 92024.

(c) The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Person is as follows:

Edward Haberfield; CEO and Chairman of the Reporting Person

572 Hidden Ridge Court, Encinitas, California, 92024

Mr. Haberfield is a citizen of the United States.

(d) The principal business of the Reporting Person is investments.

(e) During the last five years, neither the Reporting Person nor its executive officers and directors named in subparagraph (c), above: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a California corporation.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person used, and exchanged, 133,334 shares of Series D Convertible Preferred Stock previously issued to it by the Issuer (for which the Reporting Person paid cash) to make the purchase of the Common Stock listed in Item 1, above.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is amended by adding the following:

The Reporting Person Group is filing this Amendment No. 1 to report a decrease in the number of shares and percentage of shares beneficially owned by the Reporting Person due to the sale of 299,160 shares by the Reporting.

Except as otherwise described in this Item 4, the Reporting Person has no present plans, proposals, or intentions which would result in or relate to any of the matters or transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to formulate specific plans and proposals with respect to, or change its intentions regarding, any or all of the foregoing).

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Item 5. Interests in Securities of the Issuer

The information contained in Item 3, above, is incorporated herein by this reference.

(a,b) As of the date of this Schedule 13D, the Reporting Person owns 1,932,983 shares of Common Stock, which constitutes 22.7% of the outstanding Common Stock.

(c) The following table sets forth information regarding transactions in shares of Common Stock by the Reporting Person in the past 60-days:

DATE:	TYPE OF TRANSACTION:

23 August 2024	Sale of 156,598 shares of Common Stock

26 August 2024	Sale of 121,599 shares of Common Stock

27 August 2024	Sale of 20,963 shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On 10 July 2024, the Reporting Person and the Issuer entered into the Conversion Agreement described in Item 4, above, The Conversion Agreement is filed as Exhibit A hereto and incorporated by herein reference.

Item 7. Exhibits

Exhibit A	Conversion Agreement, dated 10 July 2024, among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with Securities and Exchange Commission on 11 July 2024.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: 27 August 2024	KINGDOM BUILDING INC.

	BY:	/s/ Edward Haberfield
	NAME:	Edward Haberfield
	TITLE:	CEO

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